UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended May 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at May 31, 2016 and 2015 and the changes in net assets for the year ended May 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of May 31, 2016 and schedule of reportable transactions for the year ended May 31, 2016, have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois

November 18, 2016

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value
Collective trust funds	$2,344,980,428	$2,225,191,872
NIKE, Inc. Class B common stock	792,318,317	797,649,342
Registered investment companies	122,653,667	125,305,033
Interest bearing cash	10,031	10,022
Common stock	1,402	—

Total investments	3,259,963,845	3,148,156,269

Receivables
Employer contributions	64,093,418	60,132,041
Notes receivable from participants	33,823,489	32,808,584
Participant contributions	284,741	3,985,837
Accrued interest and dividends	944	2,198,309
Due from broker for securities sold	2,638,456	391,092

Total receivables	100,841,048	99,515,863

Total assets	3,360,804,893	3,247,672,132

Liabilities
Other payables	276,618	—
Accrued expenses	171,104	210,036

Total liabilities	447,722	210,036

Net assets available for benefits	$3,360,357,171	$3,247,462,096

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2016

Additions
Investment income
Net appreciation in fair value of investments	$34,679,512
Interest and dividends	8,388,238

Total investment income	43,067,750
Less: Investment expenses	(160,362)

Net investment income	42,907,388

Interest income on notes receivable from participants	1,411,520

Contributions
Employer, net of forfeitures	136,064,386
Participant	118,293,740
Rollover	15,795,476

Total contributions	270,153,602

Total additions	314,472,510

Deductions
Benefits paid to participants	(199,763,149)
Administrative expenses	(1,814,286)

Total deductions	(201,577,435)

Net increase	112,895,075
Net assets available for benefits
Beginning of year	3,247,462,096

End of year	$3,360,357,171

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Administrative Subcommittee of the Retirement Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Aon Hewitt Associates (“Aon Hewitt” or the “Record keeper”) is the record keeper of the Plan’s net assets. Self-directed brokerage account assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Investment Subcommittee of the Retirement Committee. Members of the Retirement Committee are appointed by the Board of Directors of the Company.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (“SOCCER”) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions from their current compensation. Additionally, the Company will match participant pre-tax contributions at a rate of 100% of the first 5% of the participant’s eligible pay that is contributed to their account.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Prior to May 13, 2011, the Company match contributions related to the Plan’s 401(k) feature were invested in the NIKE stock fund which is comprised of NIKE, Inc. Class B common stock and a small residual cash balance. As of June 1, 2001, these match contributions became subject to participant self-direction after the initial investment in the company stock fund was made to the Plan. Participants could redeem their shares in the company stock fund and reinvest the cash into other managed funds. As of May 13, 2011, the Company match followed participants’ fund selections and the NIKE stock fund became one of the investment choices. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In a nonparticipant-directed program, the Investment Subcommittee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 7 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In a participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated in the proportion of the participant’s annual compensation to compensation of all participants subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or losses and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2016, profit sharing forfeitures of $1,814,247 were used to reduce employer contributions. At May 31, 2016 and 2015, accumulated profit sharing forfeitures totaled $1,751,213 and $1,814,247, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan until reaching the age of 65. Participants may apply to the Plan’s record keeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s profit sharing contributions or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Company’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee and collective trust funds.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2016 and 2015, there were $390,384 and $1,359,155, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid out of the assets of the Plan. Certain administrative expenses are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

New Accounting Pronouncements

During 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Part II of ASU No. 2015-12 is applicable to the Plan and would modify the investment disclosures under ASC 820 and 962. The disclosure requirements under ASU 2015-07 and ASU 2015-12 are effective for fiscal years beginning after December 15, 2015 and are required to be adopted retrospectively for all comparative periods presented. Management does not expect the adoption of these standards to have a significant impact on the Plan’s financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Pending Accounting Pronouncement

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU amends various aspects of Accounting Standard Codification (ASC) Subtopic 825-10, Financial Instruments – Overall. Among other changes, this ASU eliminated the fair value of financial instrument disclosure requirements for all benefit plans. This ASU is effective for fiscal years beginning after December 15, 2018, however earlier adoption is permitted. Management does not expect the adoption of this update to have a significant impact on the Plan’s financial statements.

Change in Presentation

The presentation of the Morley Stable Value Fund, a stable value common collective trust fund, for 2015 has been changed to be consistent with the 2016 presentation. The fund is presented using net asset value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board (FASB) and had no effect on total net assets available for benefits or the change in net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2016:

Participant-directed
NIKE, Inc. Class B Common Stock	$792,318,317
Collective trust funds
NT Collective S&P 500 Equity Index Fund	673,075,006
NT Collective Russell 2000 Equity Index Fund	294,666,713
NT Collective All Country World Ex-US Index Fund	279,942,078
NT Collective Aggregate Bond Index Fund *	276,966,419
Morley Stable Value Fund	213,591,274

Nonparticipant-directed
Collective trust funds
NT Collective Russell 3000 Equity Index Fund	245,769,533

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2015:

Participant-directed
NIKE, Inc. Class B Common Stock	$797,649,342
Collective trust funds
NT Collective Daily S&P 500 Equity Index Fund	629,845,122
NT Collective Daily Russell 2000 Equity Index Fund	298,028,090
NT Collective All Country World Ex-US Index Fund	276,159,178
NT Collective Aggregate Bond Index Fund *	238,176,036
Morley Stable Value Fund	182,066,145

Nonparticipant-directed
Collective trust funds
NT Collective Russell 3000 Equity Index Fund	242,279,977
NT Collective All Country World Ex-US Investable Market Index Fund	166,064,569

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

During the year ended May 31, 2016, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

NIKE, Inc. Class B common stock	$75,108,189
Collective trust funds	(31,422,862)
Registered investment companies *	(8,976,809)
Common stocks	(29,006)

$34,679,512

*	Included in this total are gains related to the self-directed brokerage accounts of $737,148.

4.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level l	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted price for similar assets or liabilities in active markets;

•	Quoted price for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most conservative level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2016 and 2015.

Common Stock: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund: The Plan invests in the Union Bond & Trust Company Morley Stable Value Fund (“Morley Stable Value Fund”), a collective trust fund. This fund can be redeemed daily by participants subject to limitations on noncompeting options. The Morley Stable Value Fund’s trustee reserves the right to delay plan sponsor-initiated redemptions for up to 365 days and therefore is categorized as level 3 in the fair value hierarchy. There are no unfunded commitments to the fund. The Investment Subcommittee reviews the reasonableness of management’s use of the annual Morley Stable Value Fund audited financial statement fair value, adjusted to the Plan’s year-end, to determine the fair value of this fund.

Interest-bearing Cash: These investments are valued at fair value based on quoted market prices.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during the year ending May 31, 2016.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer and employee contributions receivable, cash, accrued income, accrued liabilities and unsettled trades. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2016 and 2015:

	Assets at Fair Value at May 31, 2016
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,654,798,996	$—	$1,654,798,996
Other fixed income funds		434,697,966		434,697,966
Real estate funds		37,473,044		37,473,044
Stable value funds			213,591,274	213,591,274
Other short term investment funds		4,419,148		4,419,148

Total collective trust funds	—	2,131,389,154	213,591,274	2,344,980,428

Common stock
Consumer discretionary	792,319,719			792,319,719

Registered investment companies
Equity funds	42,747,320			42,747,320
Bond funds	43,704,047			43,704,047
Commodity funds	29,136,820			29,136,820
Short term funds	5,537,861			5,537,861
Real estate funds	1,527,619			1,527,619

Total registered investment companies *	122,653,667	—	—	122,653,667
Interest bearing cash	10,031			10,031

Total assets at fair value	$914,983,417	$2,131,389,154	$213,591,274	$3,259,963,845

*	Included within the total registered investment companies’ of $122,653,667 is $60,357,338 of self-directed brokerage accounts.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

	Assets at Fair Value at May 31, 2015
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,612,376,936	$—	$1,612,376,936
Other fixed income funds		391,226,258		391,226,258
Real estate funds		32,661,095		32,661,095
Stable value funds			182,066,145	182,066,145
Other short term investment funds		6,861,438		6,861,438

Total collective trust funds	—	2,043,125,727	182,066,145	2,225,191,872

Common and foreign stocks
Consumer discretionary	797,649,342			797,649,342

Registered investment companies
Equity funds	43,864,297			43,864,297
Bond funds	41,678,260			41,678,260
Commodity funds	34,440,805			34,440,805
Short term funds	4,634,475			4,634,475
Real estate funds	687,196			687,196

Total registered investment companies*	125,305,033	—	—	125,305,033
Interest bearing cash	10,022			10,022

Total assets at fair value	$922,964,397	$2,043,125,727	$182,066,145	$3,148,156,269

*	Included within the total registered investment companies’ of $125,305,033 is $59,620,186 of self-directed brokerage accounts.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2016:

Morley Stable Value Fund
Balance at beginning of year	$182,066,145

Purchases	101,884,414
Sales	(75,177,003)
Realized gains, net	6.054.866
Unrealized losses, net	(1,237,148)

Balance at end of year	$213,591,274

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Fair Value of Investments in Entities that Use NAV

The following table summarizes those investments measured at fair value using NAV as a practical expedient as of May 31, 2016 and 2015, respectively.

May 31, 2016

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NTGI Collective Short Term Government Fund	$25,930,497	N/A	Daily	Same Day
NT Collective Government STIF	4,419,148	N/A	Daily	Same Day
NT Collective Russell 3000 Equity Index Fund	245,769,533	N/A	Daily	Same Day
NT Collective Aggregate Bond Index Fund	349,407,098	N/A	Daily	Same Day
NT Collective Russell 2000 Equity Index Fund	294,666,713	N/A	Daily	Same Day
NT Collective S&P 500 Equity Index Fund	673,075,006	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	59,360,371	N/A	Daily	1 Day
NT Collective All Country World Ex-US Index Fund	161,345,666	N/A	Daily	1 Day
NT Collective All Country World Ex-US Investable Market Index Fund	279,942,078	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	37,473,044	N/A	Daily	1 Day
Morley Stable Value Fund	213,591,274	N/A	Daily	Same Day
May 31, 2015
Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NTGI Collective Short Term Government Fund	$26,084,035	N/A	Daily	Same Day
NT Collective Government STIF	6,861,438	N/A	Daily	Same Day
NT Collective Russell 3000 Equity Index Fund	242,279,977	N/A	Daily	Same Day
NT Collective Aggregate Bond Index Fund	309,639,404	N/A	Daily	Same Day
NT Collective Russell 2000 Equity Index Fund	298,028,090	N/A	Daily	Same Day
NT Collective S&P 500 Equity Index Fund	629,845,122	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	55,502,819	N/A	Daily	1 Day
NT Collective All Country World Ex-US Index Fund	276,159,178	N/A	Daily	1 Day
NT Collective All Country World Ex-US Investable Market Index Fund	166,064,569	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	32,661,095	N/A	Daily	1 Day
Morley Stable Value Fund	182,066,145	N/A	Daily	Same Day

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Charles Schwab. Northern Trust is the trustee of the Plan assets and Charles Schwab is the custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2016 and 2015, the Plan purchased 751,343 and 515,012 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $12,852,936 and $10,893,677, respectively. For the same years ended, the Plan sold 2,093,897 and 1,640,852 shares of NIKE, Inc. Class B common stock, respectively, with proceeds of $64,289,847 and $49,541,486, respectively. At May 31, 2016 and 2015, the Plan held $792,318,316 (14,348,394 shares) and $797,649,342 (15,690,948 shares), respectively, of NIKE, Inc. Class B common stock.

There was a two-for-one stock split on the NIKE, Inc. common stock that occurred in December 2015. The share amounts for the year-ended May 31, 2015 have been restated to reflect the stock split.

6.	Plan Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2016	2015
Net assets
Collective trust funds	$604,656,620	$600,282,895
Employer receivable	63,974,081	57,931,594
Registered investment companies	62,296,329	65,684,847
Accrued interest and dividends	641	35
Other liability	(275,279)	—
Common stock	1,402	—
Due from broker for securities sold	2,393,032	—
Accrued expenses	(48,509)	(44,878)

Total net assets	$732,998,317	$723,854,493

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2016 and 2015

Year Ended
May 31, 2016
Changes in net assets
Net depreciation in fair value of investments	$(16,532,529)
Employer contributions	63,974,081
Interest and dividends	1,531,707
Administrative and investment expenses	(568,484)
Benefits paid to participants	(39,260,949)

Increase in net assets	$9,143,826

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$3,360,357,171	$3,247,462,096
Benefits payable	(390,384)	(1,359,155)
Difference in valuation of stable value fund	—	1,852,621

Net assets available for benefits per Form 5500	$3,359,966,787	$3,247,955,562

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at May 31, 2016:

Net increase in net assets per the financial statements	$112,895,075
Benefits payable at May 31, 2016	(390,384)
Benefits payable at May 31, 2015	1,359,155
Difference of valuation of stable value fund at May 31, 2015	(1,852,621)

Net increase in net assets per Form 5500	$112,011,225

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investments	Cost (1)	Value
	Participant directed
	Self-directed Brokerage Accounts	Registered investment company		$60,357,338

	NIKE, Inc., Class B Common Stock	Common stock		792,318,317

*	NT Collective Aggregate Bond Index Fund	Collective trust fund		276,966,419
*	NT Collective All Country World Ex-US Index Fund	Collective trust fund		279,942,078
*	NT Collective Government STIF	Collective trust fund		2,082,318
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund		294,666,713
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund		673,075,006
	Morley Stable Value Fund	Collective trust fund		213,591,274

				1,740,323,808

		Interest bearing cash		10,031

		Total participant directed investments		2,593,009,494

	Nonparticipant-directed
	Powershares Exchange-Traded Fund Intl	Registered investment company	29,198,253	26,657,982
	PIMCO Commodities Plus Strategy Fund	Registered investment company	43,931,789	29,085,809
	Vanguard Whitehall Emerging Markets Govt Bond Index Fund	Registered investment company	6,669,486	6,552,538

		Total registered investment company	79,799,528	62,296,329

*	NT Collective Aggregate Bond Index Fund	Collective trust fund	56,366,070	72,440,679
*	NT Collective Global Real Estate Index Fund	Collective trust fund	23,233,959	37,473,044
*	NT Collective Government STIF	Collective trust fund	2,336,830	2,336,830
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective trust fund	162,635,328	161,345,666
*	NT Collective Russell 3000 Equity Index Fund	Collective trust fund	216,920,725	245,769,533
*	NTGI Collective Short Term Government Fund	Collective trust fund	25,651,553	25,930,497
*	NT Collective World Government Bond Index Fund	Collective trust fund	56,448,239	59,360,371

		Total collective trust funds	543,592,704	604,656,620

	Maritime Inc. Common Stock	Common stock	276,469	1,402

		Total nonparticipant-directed investments	$623,668,701	$666,954,351

		Total investments		$3,259,963,845

*	Notes Receivable from Participants	Interest Rate: 4.25% - 9.25%		$33,823,489

*	Party-in-interest.
(1)	Cost information is not required for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended May 31, 2016

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
Current Value
		Description of Asset				of Asset on	Net
		(Include Interest Rate and	Purchase	Selling	Cost of	Transaction	Gain
	Identity of Party Involved	Maturity Case of a Loan)	Price	Price	Asset	Date	(Loss)
The Northern Trust Company
Series of Transactions
*	NTGI COLTV Government STIF	Collective Trust Fund	66,710,308		66,710,308	66,710,308	—
*	NTGI COLTV Government STIF	Collective Trust Fund		70,600,484	70,600,484	70,600,484	—

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKE, Inc., 401(k) Savings and Profit Sharing Plan

Date: November 18, 2016	By:	/s/ Nitesh Sharan
Nitesh Sharan Vice President of Investor Relations & Treasury, Chair Investment Subcommittee of the NIKE Retirement Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC Independent Registered Public Accounting Firm